August 15, 2005

To the Following Securities Commission(s):

Alberta Securities Commission
Manitoba Securities Commission
Newfoundland Securities Commission
Securities Registry-Northwest Territories
Ontario Securities Commission
Quebec Securities Commission
Justice Services Division-Yukon	B.C. Securities Commission New Brunswick Securities Commission Nova Scotia Securities Commission Nunavut Securities Commission P.E.I. Securities Commission Saskatchewan Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

Re:	Special Meeting Dynamic Oil & Gas, Ltd.

We are the Registrar and Transfer Agent for the above noted Company and as such we advise you of the following dates in connection with their Annual General and Special Meeting of Shareholders:

Date of Meeting: Record Date: Material Mail Date: Applicable Securities: Cusip Number:	September 27, 2005 August 26, 2005 September 12, 2005 Common 267906 10 5

Yours truly,

CIBC MELLON TRUST COMPANY

“Gilda Brombal”
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.